SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                              --------------------


                    Under the Securities Exchange Act of 1934

                                  SCHEDULE 13G
                          (Final Correction Amendment)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                   BUCA, Inc.
                                   ----------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    117769109
                                    ---------
                                 (CUSIP Number)


                                  July 31, 1999
              ----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X| Rule 13d-1(b)
|_| Rule 13d-1(c)
|_| Rule 13d-1(d)

                              --------------------

                                Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP No.  117769109                                           Page 2 of 6 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Gilder Gagnon Howe & Co. LLC
        13-3174112
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|

                                                                 (b) |_|
--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------

        NUMBER                 5)    SOLE VOTING POWER
        OF
        SHARES                       None
        BENEFICIALLY           -------------------------------------------------
        OWNED BY               6)    SHARED VOTING POWER
        EACH
        REPORTING                    None
        PERSON                 -------------------------------------------------
        WITH                   7)    SOLE DISPOSITIVE POWER

                                     None
                               -------------------------------------------------
                               8)    SHARED DISPOSITIVE POWER

                                     401,475
--------------------------------------------------------------------------------
9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        401,475
--------------------------------------------------------------------------------
10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN

        SHARES                                                            |_|
--------------------------------------------------------------------------------
11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        3.8%
--------------------------------------------------------------------------------
12)     TYPE OF REPORTING PERSON

        BD
--------------------------------------------------------------------------------

                                Page 2 of 6 Pages

                                  Schedule 13G

Item 1(a). Name of Issuer:

BUCA, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

1300 Nicollet Mall
Minneapolis, Mn.  55403

Item 2(a). Name of Person Filing:

Gilder Gagnon Howe & Co. LLC

Item 2(b). Address of Principal Business Office or, if None, Residence:

1775 Broadway, 26th Floor
New York, NY  10019

Item 2(c). Citizenship:

New York

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

117769109

Item  3.  If  this  statement  is  filed  pursuant  to  ss.ss.240.13d-1(b),   or
          240.13d-2(b) or (c), check whether the person filing is a:

          (a) |X| Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

          (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

          (c) |_| Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

          (d) |_| Investment   Company   registered   under  section  8  of  the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8)

          (e) |_| Investment        Adviser       in       accordance       with
                  ss.240.13d-1(b)(1)(ii)(E)


                                Page 3 of 6 Pages

          (f) |_| Employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F)

          (g) |_| Parent Holding Company or control person in accordance with ss.240.13d-1(b)(ii)(G)

          (h) |_| Savings Association as defined in ss.3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

          (i) |_| Church plan that is excluded from the definition of an investment company under ss.3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

          (j) |_| Group, in accordance with ss.240.13d-1(b)(ii)(J)

Item 4.   Ownership.

          (a)  Amount beneficially owned:  401,475

          (b)  Percent of class:  3.8%

          (c)  Number of shares as to which such person has:

               (i) Sole power to vote or to direct the vote: None

               (ii) Shared power to vote or to direct the vote: None

               (iii) Sole power to dispose or to direct the disposition of: None

               (iv)  Shared  power to dispose or to direct the  disposition  of:
                     401,475

The shares reported include 401,475 shares held in customer accounts over which members and/or employees of the Reporting Person have discretionary authority to dispose of or direct the disposition of the shares.

Item 5.  Ownership of Five Percent or Less of a Class.

           The reporting person has never owned more than five percent of the outstanding shares. The number of outstanding shares used in the prior filing to calculated the percentage of outstanding shares beneficially owned by the reporting person was in error.

                                Page 4 of 6 Pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person. The owners of the accounts in which the shares reported on this Schedule are held have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10. Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                Page 5 of 6 Pages

                                    SIGNATURE


           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                August 10, 1999
                                ---------------
                                Date


                                /s/ Walter Weadock
                                ------------------
                                    Signature


                                Walter Weadock, Member
                                ----------------------
                                Name/Title



                                Page 6 of 6 Pages